DLA Piper US LLP 2000 University Avenue East Palo Alto, California 94303-2214 www.dlapiper.com

Peter M. Astiz peter.astiz@dlapiper.com T 650.833.2036 F 650.687.1159

February 27, 2007

Ms. Barbara C. Jacobs

Assistant Director

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Mail Stop 6010

Washington, D.C. 20549

Re:	Super Micro Computer, Inc.

Registration Statement on Form S-1

Amendment No. 2

Filed January 18, 2007

Registration No. 333-138370

Dear Ms. Jacobs:

This letter is submitted on behalf of Super Micro Computer, Inc. (the “Company”) in response to the comments that you provided on behalf of the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “SEC”) with respect to the Company’s Registration Statement on Form S-1, Amendment No. 2 (filed January 18, 2007, Registration No. 333-138370) (the “Registration Statement”), as set forth in your letter to Mr. Charles Liang dated February 9, 2007. We are filing via EDGAR under separate cover Amendment No. 3 to the Registration Statement (“Amendment No. 3”) in response to the Staff’s comments. For reference purposes, the text of your letter dated February 9, 2007 has been reproduced herein, with the Company’s response below each numbered comment. As appropriate, the Company’s responses include a reference to the pages of Amendment No. 3 that have been revised in response to the comment.

Amendment No. 2 to Registration Statement on Form S-l

1.	We note that you have filed your agreement with Ablecom as an exhibit to your registration statement and recently submitted a request for confidential treatment for certain portions of such exhibit. We will provide comments on your application under separate cover. As you know, confidential treatment requests must be resolved prior to the effectiveness of your registration statement.

Response: The Staff’s comment is acknowledged.

Ms. Barbara C. Jacobs

Securities and Exchange Commission

February 27, 2007

2.	We note your revised disclosure in response to comment 1 of our letter dated January 4, 2007. Your revised statement indicated that you believe your sources of information are reliable but have not independently verified such third-party information appears to suggest that you also have not made a determination that the information being presented is reasonable. As noted in our prior comment, please revise your disclosure so as to remove any implication that you lack a reasonable basis to believe the accuracy and completeness of the information presented. Your current statement regarding the reliability of the information appears to only assess qualitatively the source of the information as opposed to the information itself. Please either indicate your assessment of the reasonableness and completeness of the information presented or revise any statement that appears to limit your responsibility with respect to such information. Since your business operates in the industry you are characterizing by use of such third-party information, you should have a basis upon which to determine whether such information fairly and reasonably characterizes your industry.

Response: The disclosure on the Table of Contents page has been revised in response to the Staff’s comment.

3.	We note the consent from IDC you have provided to us on a supplemental basis pursuant to comment 4 of our letter dated January 4, 2007. Please file such consent as an exhibit to your registration statement.

Response: The consent is being filed as an Exhibit to Amendment No. 3.

* * * * *

Ms. Barbara C. Jacobs

Securities and Exchange Commission

February 27, 2007

We and the Company very much appreciate the Staff’s attention to the review of the Registration Statement. Please do not hesitate to contact the undersigned at (650) 833-2036 or my colleague Brad Gersich at (650) 833-2074 if you have any questions regarding this letter or Amendment No. 3.

Sincerely,

DLA Piper US LLP

/s/ Peter M. Astiz

Peter M. Astiz

peter.astiz@dlapiper.com

PMA:hmm

cc:	Mr. Mark P. Shuman

Mr. Daniel Lee

Mr. Jason Niethamer

Mr. Stephen Krikorian

Mr. Charles Liang (Super Micro Computer, Inc.)

Mr. Howard Hideshima (Super Micro Computer, Inc.)